                       Filed by Compaq Computer Corporation Pursuant to Rule 425
                                                Under the Securities Act of 1933
                                        And Deemed Filed Pursuant to Rule 14a-12
                                       Under the Securities Exchange Act of 1934
                                    Subject Company: Compaq Computer Corporation
                                                     Commission File No.: 1-9026

This filing relates to a planned merger (the "Merger") between Hewlett-Packard Company ("HP") and Compaq Computer Corporation ("Compaq") pursuant to the terms of an Agreement and Plan of Reorganization, dated as of September 4, 2001 (the "Merger Agreement"), by and among HP, Heloise Merger Corporation and Compaq. The Merger Agreement is on file with the Securities Exchange Commission as an exhibit to the Current Report on Form 8-K, as amended, filed by Compaq on September 4, 2001, and is incorporated by reference into this filing.

Following is the text of an employee Q&A which was posted on the Compaq internal intranet on October 12, 2001:

EMPLOYEE Q&A
New Executive Appointment Announcement

Q1. HOW WERE THESE SELECTIONS MADE? WHO WAS INVOLVED IN THE DECISIONS?
A. The process we used today--and will continue to use for future announcements--involves the managers of the incumbents from both companies having discussions around the new organization design and what capabilities exist in both companies. We have strong people and teams in both companies, so the selection decisions are difficult. For this announcement, Carly and Michael reached these decisions jointly in a meeting facilitated by the HR integration team where these factors were carefully considered.
Q2. WERE THESE ASSIGNMENTS PRE-DETERMINED AS PART OF THE PRELIMINARY MERGER DISCUSSIONS?
A. During the merger discussions, organizational structures were discussed, but with the exception of Bob Wayman, Webb McKinney and Jeff Clarke being identified in the initial announcement, the assignments announced today were not finalized during the pre-announcement merger discussions.
Q3. DID THE SELECTIONS REQUIRE BOARD APPROVAL?
A. No.
Q4. WHERE WILL THESE EXECUTIVES BE BASED?
A. Although the new company's headquarters will be located in Palo Alto, these executives will be based where it makes the most sense. There will be no relocations of the named managers at this time.
Q5. I DON'T SEE MY SENIOR LEADER ON THIS LIST. WHEN WILL I KNOW WHAT HER/HIS ROLE IN THE NEW ORGANIZATION WILL BE?
A. The Integration Team and executive council of the new HP are in the process of reviewing management roles and will continue to do so until the merger closes. It's important to remember that until the merger closes, each of the senior leaders at the two companies continues to be responsible for the success of their current organization. It is critical that we remain focused on meeting our current goals and that we operate as independent companies and competitors until Compaq and HP become one.
Q6. I WORK IN AN INFRASTRUCTURE (CORPORATE) FUNCTION. WHAT CHANGES CAN I EXPECT BEFORE THE MERGER CLOSES?
A. None. While we can do much of the merger planning--including the identification of some of the new management teams--we cannot begin to execute on our plans until the merger is approved. Focus on your current priorities.
Q7. WHAT ACTIVITIES WILL THESE NEWLY NAMED INDIVIDUALS FOCUS ON PRIOR TO THE MERGER CLOSE?
A. While the executives named in today's announcement are responsible for naming their integration teams and working to identify the tasks required to merge their function, these planned appointments are effective only after the merger closes. Until then, each of the senior leaders at the two companies continues to be responsible for the success of their current organizations. It is critical that they remain focused on meeting their current business and financial goals and continue to operate independently and as competitors until Compaq and HP officially become one.

Q8. CAN YOU DESCRIBE THE RETENTION PROCESS FOR KEY EMPLOYEES MOVING FORWARD? HOW LONG WILL IT TAKE TO COMPLETE THAT PROCESS?
A. Both companies are developing plans to retain key employees and protect the ongoing business operations.
Q9. WHAT STEPS ARE BEING TAKEN TO ENSURE THAT THE FUTURE SELECTION PROCESS IS FAIR, OPEN AND CREDIBLE?
A. As we stated earlier, our goal is to have strategy drive the organizational design of the new company, which then drives the selection process. This is all done in accordance with mutually developed selection criteria including experience, anticipated job skill requirements, and leadership capabilities facilitated by HR representatives from both companies.
Q10. WHEN CAN WE EXPECT TO HEAR MORE ORGANIZATIONAL ANNOUNCEMENTS?
A. We are currently in the planning stage, which is the period between now and when the merger closes. During that time, there are a limited number of decisions we can announce. When legally allowable, and appropriate, we will communicate these decisions.

FORWARD LOOKING STATEMENT

This document contains forward-looking statements that involve risks, uncertainties and assumptions. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. Risks, uncertainties and assumptions include the possibility that the Hewlett-Packard/Compaq merger does not close or that the companies may be required to modify aspects of the transaction to achieve regulatory approval or that prior to the closing of the proposed merger, the businesses of the companies suffer due to uncertainty; the market for the sale of certain products and services may not develop as expected; that development of these products and services may not proceed as planned; that Compaq and Hewlett-Packard are unable to transition customers, successfully execute their integration strategies, or achieve planned synergies; other risks that are described from time to time in Compaq and Hewlett-Packard's Securities and Exchange Commission reports (including but not limited to Compaq's annual report on Form 10-K for the year ended December 31, 2000, HP's annual report on Form 10-K for the year ended October 31, 2000, and subsequently filed reports). If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, Compaq's results could differ materially from Compaq's expectations in these statements. Compaq assumes no obligation and does not intend to update these forward-looking statements.

ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

HP and Compaq intend to file with the SEC a joint proxy statement/prospectus and other relevant materials in connection with the Merger. The joint proxy statement/prospectus will be mailed to the stockholders of HP and Compaq. Investors and security holders of HP and Compaq are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available because they will contain important information about HP, Compaq and the Merger. The joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by HP or Compaq with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by HP by contacting HP Investor Relations, 3000 Hanover Street, Palo Alto, California 94304, 650-857-1501. Investors and security holders may obtain free copies of the documents filed with the SEC by Compaq by contacting Compaq Investor Relations, P.O. Box 692000, Houston, Texas 77269-2000, 800-433-2391. Investors and security holders are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the Merger.

HP, Carleton S. Fiorina, HP's Chairman of the Board and Chief Executive Officer, Robert P. Wayman, HP's Executive Vice President and Chief Financial Officer, and certain of HP's other executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of HP and Compaq in favor of the Merger. The other executive officers and directors of HP who may be participants in the solicitation of proxies in connection with the Merger have not been determined as of the date of this filing. A description of the interests of Ms. Fiorina, Mr. Wayman and HP's other executive officers and directors in HP is set forth in the proxy statement for HP's 2001 Annual Meeting of Stockholders, which was filed with the SEC on January 25, 2001. Full participant information may be found in HP's Form 425 filed with the SEC on September 25, 2001. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Ms. Fiorina, Mr. Wayman and HP's other executive officers and directors in the Merger by reading the joint proxy statement/prospectus when it becomes available.

Compaq and Michael D. Capellas, Compaq's Chairman and Chief Executive Officer, and certain of Compaq's other executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Compaq and HP in favor of the Merger. The other executive officers and directors of Compaq who may be participants in the solicitation of proxies in connection with the Merger have not been determined as of the date of this filing. A description of the interests of Mr. Capellas and Compaq's other executive officers and directors in Compaq is set forth in the proxy statement for Compaq's 2001 Annual Meeting of Stockholders, which was filed with the SEC on March 12, 2001. Full participant information may be found in Compaq's Form 425 filed with the SEC on September 17, 2001. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Mr. Capellas and Compaq's other executive officers and directors in the Merger by reading the joint proxy statement/prospectus when it becomes available.